

10032030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments For You, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Maple Street
(No. and Street)

Marysville (City) Ohio (State) 43040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max C. Bingman, Pres. 937-644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners, LLC
(Name – *if individual, state last, first, middle name*)

230 West Street, Suite 700, (Address) Columbus, (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max C. Bingman, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments For You, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRADLEY L. CONLEY NOTARY PUBLIC
UNION COUNTY STATE OF OHIO
MY COMMISSION EXPIRES JULY 1, 2013

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.

CONTENTS

Page 1	Independent Auditors' Report
Page 2	Balance Sheets as of September 30, 2010 and 2009
Page 3	Income Statements for the years ending September 30, 2010 and 2009
Page 4	Statements of Retained Earnings for the years ending September 30, 2010 and 2009
Page 5	Statements of Cash Flows for the years ending September 30, 2010 and 2009
Page 6	Notes to the Financial Statements (3 pages)

Supplemental Information

Page 10	Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934
Page 11	Independent Auditors' Report on Internal Control

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Investments For You, Inc. as of September 30, 2010 and 2009, and the related statements of income, retained earnings and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
November 12, 2010

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2010 and 2009

ASSETS

	2010	2009
Current Assets		
Cash	$ 50,175.67	$ 36,807.67
Commissions Receivable	40,186.27	58,646.74
Prepaid NASD Fees	344.25	525.80
Total Current Assets	$ 90,706.19	$ 95,980.21
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 90,706.19	$ 95,980.21

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current Liabilities		
Commissions Payable	$ 76,551.38	$ 81,836.76
Federal Income Taxes - Current	9.00	42.00
Total Current Liabilities	$ 76,560.38	$ 81,878.76
Total Liabilities	$ 76,560.38	$ 81,878.76
Stockholder's Equity		
Common Stock (Note 2)	$ 500.00	$ 500.00
Additional Paid In Capital	3,000.00	3,000.00
Retained Earnings	10,645.81	10,601.45
	14,145.81	14,101.45
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 90,706.19	$ 95,980.21

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

INCOME STATEMENTS
For the years ending September 30, 2010 and 2009

	2010	2009
REVENUE		
Commission income	$ 678,865.87	$ 457,623.29
Total Revenue	$ 678,865.87	$ 457,623.29
COST OF SALES		
Commissions	618,296.36	393,450.16
Sales Meeting Expenses	2,487.71	11,219.03
Total Cost of Sales	$ 620,784.07	$ 404,669.19
GROSS MARGIN	$ 58,081.80	$ 52,954.10
EXPENSES		
Bonding	-	-
Postage	783.46	1,521.47
Broker/Dealer Licenses	3,826.00	2,040.00
Insurance	1,531.00	658.00
Interest	-	120.00
Travel	3,312.76	3,753.88
Management Fees	40,748.32	27,463.94
Legal and Professional Fees	5,707.00	10,000.00
Supplies	1,967.55	6,866.48
State Franchise,Local, & CAT Tax	248.00	200.00
Total Expenses	$ 58,124.09	$ 52,623.77
INCOME (LOSS) FROM OPERATIONS	$ (42.29)	$ 330.33
OTHER INCOME		
Interest Income	$ 95.65	$ 109.82
Dividend Income	-	3.22
Total Other Income	$ 95.65	$ 113.04
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAX	$ 53.36	$ 443.37
FEDERAL INCOME TAX - CURRENT	9.00	42.00
Total Income Tax	$ 9.00	$ 42.00
NET INCOME (LOSS)	$ 44.36	$ 401.37
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ 0.89	$ 8.03

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS

For the years ending September 30, 2010 and 2009

	September 30, 2010	September 30, 2009
Retained Earnings at Beginning of Period	$ 10,601.45	$ 10,200.08
Add: Net Income (Loss)	44.36	401.37
Retained Earnings at End of Period	$ 10,645.81	$ 10,601.45

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2010 and 2009

	September 30, 2010	September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 44.36	$ 401.37
(Increase) Decrease in:		
Commissions Receivable	18,460.47	(5,600.49)
Prepaid NASD Fees	181.55	(347.30)
Increase (Decrease) in:		
Commissions Payable	(5,285.38)	17,967.65
Federal Income Tax - Current	(33.00)	42.00
	$ 13,368.00	$ 12,463.23
CASH AT THE BEGINNING OF THE PERIOD	36,807.67	24,344.44
	$ 50,175.67	$ 36,807.67

SUPPLEMENTAL DISCLOSURES
Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2010	September 30, 2009
Income Taxes Paid	$ 45.00	$ -

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2010 and 2009 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2010 and 2009 was $299 and $299, respectively.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2010 and 2009 was $40,748 and $27,464, respectively.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30 2010	2009
Current	$ 9	$ 42

Following is a reconciliation between book income and taxable income:

	Year ending September 30, 2010	2009
Net income (loss) before Federal income taxes (rounded)	$ 53	$ 444
Dividends received deduction (70% Exclusion)	-0-	-0-
Net Operating Loss Carryforward	-0-	163
Taxable income (loss)	$ 53	$ 281
Tax Liability (15%)	$ 9	$ 42

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2010 and 2009, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

NOTE 3 - INCOME TAXES (Continued)

Effective October 1, 2009, the Company adopted the Financial Accounting Standards Codification, *Accounting for Uncertainty in Income Tax Positions*. This standard requires the Company to annually evaluate tax positions as part of the preparation of its tax accrual. This process includes an analysis of whether tax positions the Company takes with regard to a particular item of income or deduction would meet the definition of an uncertain tax position. It is the Company's policy that any interest or penalties associated with income tax liabilities are classified as income tax expense. The Company's open audit periods are 2006-2009. No accrual has been recorded as management believes there are no uncertain tax positions at September 30, 2010 and 2009.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Auditors' Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2010 and 2009

	September 30, 2010	September 30, 2009
Total ownership equity qualified for net capital	$ 14,145.81	$ 14,101.45
Increase (Decrease)		
Non-allowable assets	(344.25)	(525.80)
Haircuts on securities	-	-
Auditied Net Capital	$ 13,801.56	$ 13,575.65
Unaudited Net Capital per Focus Report	13,801.56	13,575.65
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2010 and 2009

	September 30, 2010	September 30, 2009
Total Assets	$ 90,706.19	$ 95,980.21
Total Liabilities (exclusive of subordinated debt)	(76,560.38)	(81,878.76)
Net Worth	14,145.81	14,101.45
Increase (Decrease)		
Non-allowable assets	(344.25)	(525.80)
Haircuts on Securities	-	-
Audited Net Capital	$ 13,801.56	$ 13,575.65
Unaudited Net Capital Per Focus Report	13,801.56	13,575.65
Difference	$ -	$ -

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audit of the basic financial statements and supplemental information of Investments For You, Inc., for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company.

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
November 12, 2010

Financial Statements
with Supplemental Information

Investments For You, Inc.

September 30, 2010 and 2009